Filed by Lyondell Chemical Company

Pursuant to Rule 425 under the Securities Act of 1933 and

Deemed Filed Pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Form S-4 Registration Statement File No.: 333-114877

Subject Company: Millennium Chemicals Inc.

Additional Information:

On June 18, 2004, Lyondell Chemical Company (“Lyondell”) filed with the Securities and Exchange Commission (the “SEC”) an amendment to its registration statement on Form S-4 (as amended, the “Form S-4”) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction between Lyondell and Millennium Chemicals Inc. (“Millennium”). Investors and security holders are urged to read that document and any other relevant documents filed or that will be filed with the SEC, including the definitive joint proxy statement/prospectus that will be part of the definitive registration statement, as they become available, because they contain, or will contain, important information. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it becomes available) and other documents filed by Lyondell and Millennium with the SEC at the SEC’s web site at www.sec.gov. The definitive joint proxy statement/prospectus (when it becomes available) and the other documents filed by Lyondell may also be obtained free from Lyondell by calling Lyondell’s Investor Relations department at (713) 309-4590.

The respective executive officers and directors of Lyondell and Millennium and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lyondell’s executive officers and directors is available in the proxy statement filed with the SEC by Lyondell on March 16, 2004 and in the Form S-4, and information regarding Millennium’s directors and its executive officers is available in Millennium’s Annual Report on Form 10-K/A for the year ended December 31, 2003, which was filed with the SEC on April 27, 2004, and in the Form S-4. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC, as they become available.

Forward-Looking Statements:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed transaction between Lyondell and Millennium, including financial and operating results, Lyondell’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Lyondell’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could affect the proposed transaction and the anticipated results: approval by Lyondell’s and Millennium’s respective shareholders, amendments to Lyondell’s and Millennium’s respective credit facilities and the parties’ ability to achieve expected synergies in the transaction within the expected timeframes or at all. Additional factors that could cause Lyondell’s results to differ materially from those described in the forward-looking statements can be found in Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 12, 2004, and Lyondell’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, which will be filed with the SEC in August of 2004.

This filing contains the transcript of the second quarter of 2004 earnings teleconference call of Lyondell on July 22, 2004. This information is being filed pursuant to Rule 425 under the Securities Act of 1933.

# # #

Transcript:

Operator: Good morning, and welcome to today’s Lyondell Chemical Second Quarter 2004 Earnings Release Teleconference Call.

Following today’s presentation, there will be a formal question-and-answer session. At that time, instructions will be given. Until that time, all lines will remain in a listen-only fashion. At the request of Lyondell, today’s call will be recorded for instant replay purposes. Any objections, one must disconnect at this time.

I would now like to turn the call over to your presenter, Mr. Doug Pike. Sir, you may begin your call when you’re ready.

Doug Pike: Thank you, Anita.

Well, good morning, and welcome to Lyondell’s second quarter 2004 teleconference and webcast. As Anita said, this is Doug Pike, Lyondell’s Director of Investor Relations, and I’m joined today by Dan Smith, our President and Chief Executive Officer; Morris Gelb, our Chief Operating Officer; and Kevin DeNicola, Lyondell’s Chief Financial Officer.

And the agenda for today’s call will be as follows. I will briefly review our second quarter performance; Kevin will then review some key metrics and discuss factors related to our cash- and cost-management efforts; and Dan will then provide a brief recap before we open the call up to your questions; and the call is scheduled to last 60 minutes.

But before we begin, I’d like for you to note that statements made in this teleconference relating to matters that are not historical factors are forward-looking statements that are subject to risks and uncertainties. Actual results could differ materially from those forward-looking statements. For more detailed information about the factors that could cause our actual results to differ materially, please refer to our earnings release issued this morning, and please also refer to Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 12, 2004, and also Lyondell’s quarterly report on Form 10-Q for the quarter ended June 30, 2004, which will be filed with the SEC in August of 2004.

In addition, as provided in our earnings release issued this morning, please note that Lyondell filed an amendment to its registration statement on Form S-4 with the SEC on June 18, 2004 in connection with the proposed transaction with Millennium. Investors and security holders are urged to read that document and any other relevant documents filed with the SEC as they become available because they contain or will contain important information. The earnings release also contains information regarding how you can obtain a free copy of the documents that we file with the SEC.

Also, I’d like to point out that a replay of today’s call will be available from 1:30 PM Eastern Time today until 5:00 PM Eastern Time on July 30. The replay can be accessed by calling 1-800-294-4406 or 1-402-220-9778, and the access code at both numbers is 5549. The replay can also be accessed beginning at 1:30 PM Eastern Time today at the Investor Relations page of our web site, www.lyondell.com/earnings.

Reconciliations of non-GAAP financial measures to GAAP financial measures, together with any other applicable disclosures, including the earnings release, are currently available on our web site at www.lyondell.com/earnings.

Now, during the second quarter of 2004, Lyondell had net income of $3 million, or 2 cents per share, and this compares to a $15 million loss in the first quarter of 2004. Compared to the first quarter, the principal area of improvement was Equistar product margins.

Now, compared to the second quarter of 2003, net income improved by $71 million, and the improvement was driven by strengthened results at each of the operating companies.

And for the first half of the year, the improvement is even more significant. During the first half of 2003, Lyondell’s net loss was $181 million, but during the first half of this year, this loss shrank to $12 million.

I’d like to point out that we currently estimate our full-year effective tax rate to be 35 percent, but since earnings are currently near breakeven, the actual rate could be quite volatile.

Now, before I proceed to a discussion of the individual companies, there’s one item that I’d like to mention. Clearly, there’s been significant amount of focus on the variance between actual results and First Call estimates, and anyone who’s been involved in commodity chemicals over the recent years realizes it’s very difficult to precisely forecast results.

For example, I’d like to point out that in our earnings 5 cents per share is only $9 million, so well within the range of variability given the volatility of oil prices and our product leverage. I would suggest that the more leveraging data point is the $169 million turnaround in first-half performance versus last year.

Now, I’d like to briefly summarize performance of the various products beginning with the intermediate chemicals and derivatives segment.

This segment includes propylene oxide, derivatives of propylene oxide, toluene diisocyanate, MTBE and styrene. And during the second quarter of 2004, EBITDA for this segment was $82 million, and this is essentially unchanged from the first quarter 2004 results. And although overall IC&D earnings were relatively unchanged, the contribution from the products within IC&D did vary considerably.

For example, the contribution from propylene oxide and derivative products declined by approximately $20 million, though MTBE’s contribution increased by approximately $35 million. The decline in the propylene oxide and PO derivative products is attributed to a 120 million pound decline in sales volumes versus the first quarter, and this reduction was seasonal in nature as aircraft deicer sales accounted for the bulk of the change, and the balance of the decline was related to the timing of industry maintenance activity, including the second quarter turnaround of one of our Channelview, Texas POSM plants. The comparison to last year’s second quarter eliminates the seasonality introduced by the deicer business and, therefore, brings clearer visibility to the underlying growth in sales. And on this basis, volumes increased by approximately 20 percent.

The margins for the propylene oxide and PO derivative products were relatively unchanged versus the first quarter. Price increases offset increased raw material costs, and as compared to the first quarter, second quarter propylene prices averaged approximately 4.5 cents per pound higher in the U.S. and 3 cents per pound higher in Europe.

As I mentioned previously, results in MTBE improved significantly versus both the first quarter of 2004 and the second quarter of 2003, and the improvements are attributed to margins that averaged higher throughout the quarter and improved significantly around the Memorial Day holiday. And, we attribute this to an MTBE market that is more balanced than it was last year, as well as tight supply-demand conditions in the gasoline market.

Now, based on Platts data, raw material margins began the second quarter at approximately 15 to 20 cents per gallon and reached greater than 55 cents per gallon around Memorial Day. By the end of the quarter, margins had declined to approximately 20 cents per gallon, and the quarterly average was approximately 30 cents per gallon.

Now, throughout the quarter, the styrene and TDI products were pressured by increased raw material costs, particularly benzene and toluene prices, and styrene product price increases were not sufficient to keep pace with the raw material increases. As a result, the combined results for these products decreased by approximately $10 million versus the first quarter and $20 million versus a year ago.

Thus far in the third quarter, conditions are relatively unchanged from the second quarter. Platts data indicates that Gulf Coast MTBE margins have averaged slightly more than 30 cents per gallon for the quarter to date and volumes for the IC&D chemical products, which include PO, PO derivatives, styrene, and TDI, have been fairly stable at fairly strong levels. However, raw material costs have continued to pressure margins, and we are attempting to increase pricing in essentially all of these products.

And I would remind you there’s a positive side to this raw material cost pressure in that Equistar and LCR produce propylene, benzene, and toluene, which are the IC&D raw materials, and on balance, higher prices for these products are favorable to the overall Lyondell results.

And a final point regarding IC&D is that there are no major maintenance turnarounds scheduled for the third quarter.

Now, I’d like to turn your attention to Equistar’s performance.

Equistar had second quarter net income of $43 million versus $5 million in the first quarter. This translates to an EBITDA of $175 million during the second quarter versus 136 in the first quarter.

In the second quarter, EBITDA is approximately equal to EBITDA — Equistar’s EBITDA for the full year of 2003, and, in fact, EBITDA for the first half of 2004 has surpassed full-year results for each of the recent 2001 to 2003 trough years. That’s important to note that this improvement in quarterly earnings was achieved despite crude oil and natural gas prices that averaged $3 per barrel and 50 cents per million BTUs higher than during the first quarter, and these increases brought the quarterly average crude price to $38.40 per barrel, the highest quarterly average since 1981.

Now, despite these pressures, the key drivers of improvement were strong demand and prices for the co-products that are produced from making ethylene from crude oil-based raw materials. And these co-products include propylene, butadiene, benzene and gasoline components. And as a point of reference, when processing crude oil-based raw materials, we produce more pounds of co-products than ethylene. In fact, the gasoline components alone surpass the ethylene production.

And the contributions from sales of these co-products increased by approximately $100 million versus the first quarter, while the cost of raw materials increased by approximately 50 million.

And we often simplify this co-product economic analysis to reference to the Chemical Market Associates’ quarterly cost of ethylene production metric. CMAI’s data indicates that, on average, naphtha raw materials were advantaged versus ethane by approximately 3 cents per pound of ethylene. They further estimated that the advantage grew to approximately 5 cents per pound of ethylene during June.

Now, regarding product pricing, CMAI reported that industry prices for ethylene were unchanged versus the first quarter, while polyethylene prices were reported to have increased by approximately 1.5 to 2 cents per pound. Their data would suggest that contract polyethylene prices have increased by approximately 6 cents per pound since December, and our actual polyethylene results have followed a similar trend, although the increases are slightly less than the reported data. And Equistar’s other ethylene derivatives, the ethylene oxygenates, continued to be quite strong during the quarter, with price increases offsetting slightly lower volumes.

When taken as a whole, sales volume for ethylene and ethylene derivatives increased by approximately 3.5 percent versus the first quarter. Compared to last year’s second quarter, volumes increased by 520 million pounds, or 25 percent, and a comparison to first-half volume shows a 14 percent increase versus the same period of 2003.

From an operational standpoint, there were a few items during the quarter that cumulatively impacted Equistar’s results by approximately $15 to $20 million. These items were all specific to the quarter and included such items as scheduled maintenance activity at the Corpus Christi olefins plant, scheduled maintenance at some co-product recovery facilities and an unplanned outage at the Chocolate Bayou olefins plant.

I’d now like to turn your attention to the third quarter.

July sales volumes in key products have continued at a pace consistent with second quarter sales, and price negotiations for the majority of the products have been settled for July. Benzene prices increased significantly, while propylene prices decreased slightly. And during the third quarter, there are no scheduled maintenance turnarounds; however, raw materials continue to be very high and volatile, presenting an uncertainty that makes it difficult to forecast near-term results.

Now, let’s — let me turn your focus to LCR.

LCR’s second quarter net income reached a record $103 million, which translates to $139 million of EBITDA, an $8 million increase versus the first quarter.

The refinery operated at essentially full rates during the second quarter, processing 273,000 barrels per day, and this was accomplished despite having to decrease rates for a period in May to repair some of the weather-related damage. And during the quarter, Venezuelan contract crude consumption averaged 233,000 barrels per day, and the refinery continued to benefit from strong margins for the 40,000 barrels per day of spot crude that it processed, as well as from its sales of aromatics.

Consistent with the continued strong operating profits, distributions to the owners were stronger in the quarter. Lyondell received a net distribution of $88 million, and this brings year-to-date net distributions to Lyondell to 142 million. And to date, during the third quarter, LCR operations, CSA crude oil deliveries and refining industry conditions have continued to be strong.

This concludes my prepared remarks, so I’d now like to turn the call over to Kevin to discuss some of the elements of our cash management efforts.

Kevin DeNicola: Okay, let me start by — my discussion by addressing our cash position and then provide a quick update on some capital and financing activity, as well as the Millennium transaction.

Lyondell finished the quarter with 455 million of cash and access to a $350 million revolver with no outstanding borrowings. Availability under this revolver is reduced by $61 million in letters of credit, and this position is essentially unchanged from the liquidity that we held at the beginning of the year.

Equistar finished the quarter with 143 million of cash, and the Equistar accounts receivable sales facility and inventory-based revolving credit facility were being utilized to the extent of $122 million.

At the end of the second quarter, after taking into account 38 million in letters of credit, the remaining availability under the combined Equistar facilities was 465 million.

During the quarter, Equistar generated excess cash from operating activities, and 95 million of which was used to reduce the usage of the receivables’ sales facility.

On a dollar basis, overall working capital level remained quite high relative to recent years due to elevated raw material costs, related product pricing. Although the dollar committed to the working capital remains quite high, our employees have continued to control the working capital operating metrics very closely.

As presented in our press release, the metric that we use to measure this finished the quarter at 34 days for both Lyondell and Equistar. Versus the first quarter, this represents a 4-day decrease in the Lyondell metric; a 3-day decrease at Equistar.

And during this second quarter, capital spending was 16 million at IC&D, 22 million at Equistar, 14 million at LCR.

And there are a few other items I’d like to briefly review before I turn the call over to Dan.

First item pertains to Equistar. During the quarter, Equistar sold its remaining polymers railcars and placed them under an operating lease. Sale proceeds were approximately 37 million.

Next item I’d like to mention pertains to IC&D, the potential future conversion of the U.S. MTBE facility to an alternative gasoline-blending component. Now, our engineers and business group have been working on this project in an effort to reduce the future spending if conversion should become necessary, and these efforts have produced a third conversion alternative in addition to the options to convert either to ETBE or iso-octane. This alternative will produce iso-octene, also known as di-isobutylene, or DIB. It is a blending component that is very similar to iso-octane. The capital cost of this option is estimated to be less than $20 million. If in the future neither MTBE nor ETBE is a viable option, it’s possible that we would pursue this less-capital-intensive conversion route.

And the third item pertains to LCR financing. During the second quarter, LCR completed a refinancing of its bank facility, and new facility’s 450 million 3-year term loan facility with $100 million revolver. I’m quite happy with this new facility, as LCR was able to extend the maturity, lowered the borrowing rate, increase the revolver capacity versus the prior facility.

And the final item, of course, pertains to the Millennium transaction. And since our last call, Lyondell and Millennium teams have made significant progress towards both the completion of the transaction and establishment of the Millennium businesses as part of Lyondell. Let me provide a few points that I believe will anticipate some of your questions.

On the regulatory front, the only remaining step is to finalize the formats for filing, and we believe that this will be able to be completed very soon.

In the financing area, we’ve completed the bank amendments required to complete the transaction.

Organizationally, we’ve announced the anticipated operating structure and key leadership personnel for the business, and virtually all the Millennium employees know their future status.

From a transition standpoint, Lyondell executives and key personnel have visited each of the Millennium major global locations and personally addressed the questions and concerns of the Millennium employees. We believe that we are on track to realize the synergy and transaction cost estimates that were presented to you during our March 29 conference call, and we currently expect to hold the shareholder meeting around the end of the third quarter.

This concludes my remarks, but before I turn the call over to Dan, I need to remind you that the Millennium transaction has not closed, and hence, we don’t operate and cannot discuss their operations. Also, we’re limited in terms of the breadth and discussion we have regarding future operations and the transaction itself. Therefore, I’ll apologize in advance if we have to respond to some of your questions with a very minimal answer, even by saying that we can’t comment at this time. Thank you.

I’ll now turn it over to Dan.

Dan Smith: Thank you, Kevin.

Doug and Kevin have covered quite a bit of information, but I think there is a value in a slight recap here before we proceed to questions.

Let’s start with earnings.

It’s certainly nice to report a positive number even though very small. But more important than reaching this milestone is that results are beginning to demonstrate the leverage that these assets have to an economic and chemical industry recovery. Of course, this is particularly apparent at Equistar. The improvements at Equistar place it in a position to make distributions without paying penalty interest, as required under certain conditions in the bond indentures.

Financial performance of the IC&D chemical products is continued to be pressured by rapidly increasing raw material costs. However, this area has more than 4.5 billion pounds of commodity chemical leverage in the PO, styrene and TDI areas.

Year-on-year sales growth volume has been strong, and we’re actually quite pleased that prices have been able to largely keep pace with the increased raw material costs.

Also, I would remind you that these raw materials are produced by Equistar and LCR, so on balance, we’re advantaged by the higher prices.

A third point I want to emphasize is that the Lyondell group of companies are significant manufacturers of gasoline blending components and fuels. The improved global economy and tightened conditions in the oil and refining industries have converged to create high operating rates and high margins. This benefits each of our companies. In IC&D, the advantage was seen in MTBE margins around Memorial Day. At Equistar, the leverage demonstrated itself in the value of gasoline components produced from the crude oil-based liquid raw material. And at LCR, the spot crude and aromatic margins benefited.

Let me close by saying that I believe we are in the early stages of the recovery, and although I’m sure that we’re going to see some ups and downs over the coming quarter, I will hesitate to predict the exact timing and shape of the industry cycle, but the overall direction seems to be well established.

Indeed, June was the strongest month we’ve seen since the recovery began last July and August, and the quarter that we just finished was the strongest that we’ve had in three years.

As the economy and our business advance to the next phase of the cycle, so will our financial plans. As a result, our primary focus is turned toward debt reduction and optimization of the debt portfolio. Consistent with this, I believe that Equistar will make distributions during the third quarter and Lyondell will begin reducing its outstanding debt.

Thank you for your continued support and interest in Lyondell, and I would now like to turn the call back to the operator to take your questions.

Operator: Thank you.

And at this time, we will begin the question-and-answer session. If you have a question, please press *1 on your touch-tone phone. Any participant that is using speaker equipment, you may need to lift your handset prior to pressing *1. All participants please stand by while the questions register.

And our first question comes from Michael Judd, Greenwich Consultants. Your line is open, sir.

Dan Smith: Good morning, Michael.

Michael Judd: Good morning. I have a question for you. I’m looking through, I think, it’s Table 14, and in there, you have selected volumes, and you have aromatics. And I’m just curious why the volume of aromatics declined both year-over-year and sequentially. And in the next — that’s for Equistar. But I also — I’m curious that you mentioned — well, I guess you could run your reformer harder at the — at LCR. And how should we think about the types of volumes of aromatics that you can produce from LCR?

Doug Pike: Mike, I guess — this is Doug speaking. I think to answer the first question regarding Equistar, what you’re seeing is some of the turnaround in maintenance activity, the impacts of that during the quarter. So that’s why you’re seeing the lower aromatics volumes there.

Michael Judd: So what — if that hadn’t — if there hadn’t been a turnaround there, what would the number have looked like?

Doug Pike: I think — and that’s a little tough for me to —

Morris Gelb: Well, you know, we have for some time been running our liquid crackers rather full, so I would think you wouldn’t have seen a big change year on year if all the plants had been running this year.

Dan Smith: But indeed, we had a large liquid cracker down for a month of this period, so —

Michael Judd: Okay, and then turning to LCR, what kind of volumes should we be thinking about in terms of aromatics there?

Doug Pike: I don’t think you’ll see really changes in that. We’ve been —

Michael Judd: Right, but I’m just trying to get a sense of how many millions of gallons or whatever.

Doug Pike: Look, on Table 18, aromatic volumes are — were about 9,000 barrels a day. They’ve been running at 7 to 9.

Michael Judd: Okay, I didn’t see that. Thanks a lot.

Dan Smith: You’re welcome.

Doug Pike: Thanks, Mike.

Operator: Thank you. Our next question comes from Don Carson, Merrill Lynch.

Dan Smith: Hi, Don.

Don Carson: Yes, thank you. Morning. Couple questions.

One on that same Table 14, actually. When you do the math, it appears your polymer pricing was, you know, flat sequentially at that 39.8 cents. Just wondering why it wasn’t up a bit given that you got 5 cents on polyethylene in June? And if that 5 cents holds, would you expect to be up, say, 3, 4 cents sequentially in the current quarter?

Doug Pike: Don, this is Doug. I think the key thing is, the point I made, for December to the — to the end of the quarter, the prices are up on the range of 6 cents, as reported, and as I said, ours are slightly below that.

What you’re seeing in the quarter is quite a confusing quarter in that there was a price increase in place, which was taken off the table partway through the quarter and replaced with a new 5-cent price increase. So there were a lot of moving parts during this particular quarter. But I think the key thing is that prices are up from the beginning of the year.

Dan Smith: And I think what you’re talking about in the third quarter is probably right, Don. You’re going to see the bulk of it in the third quarter.

Don Carson: Dan, can you comment a bit on the third quarter outlook in polymers? When you talked — I think, Doug, you mentioned, that, for example, that July volumes are still quite strong and in line with Q2, which seems to be relatively strong seasonally. What’s your sense of customer inventories? You know, what kind of pushback, if any, are you getting on this 4-cent July 1 increase?

Dan Smith: Well, obviously, you get a lot of pushback any time you try to increase prices to polymer customers. But I think, Don, what we’re seeing is the continual tightening of supply-demand. And, again, I go back to what I said before. The June month was our strongest month since last July/August, and I want to go back to last July/August because that’s when industrial production started kicking up. So in this recovery, a lot of people are very worried is something really bad going on? And I’ve said that on purpose to indicate when we say the momentum’s continuing into the third quarter, it’s not that it’s tailing off from the second quarter; the end of the second quarter was the strongest part of the second quarter. So we’re continuing to see the volumetric growth there. Prices are not moving as rapidly as we would like to see. But you know what? That’s always the case when you’re in the early stages of recovery. We’re impatient. We want to push the pricing. We think the market is there to increase the margins. We just have not gotten as much of that done as quickly as we’d like. But inevitably, it’s going that way because the supply-demand is tightening day-by-day.

As to inventories, we’ve really seen more problems with railroads than we see problems with inventories.

We’ve had disruptions in a couple of our polymer facilities, simply because the wonderful railroad industry is clogged up, and can’t get the cars to us and to our customers. So I still do not believe that there is any large amount of inventory out there.

I don’t think you will see a big inventory correction, simply because it’s $41-42 crude oil and $6 gas. Whether right or wrong, people still believe that some time that’s going to come down, and they’re going to be able to buy the inventory cheaper then. We’re either going to decide that it’s always going to be 40 bucks, and people will move inventory, or we’re going to see it break. And I think you’ll see the move to build inventory at that point in time.

But this is just continued on month by month. And I think we’re leading a hand-to-mouth existence across all the supply chains. And, as the business increases, we’re having to increase a little bit of what we’ve got to work with, with simply the growth of business, it’s not a fundamental restocking of inventories.

Don Carson: Okay. And just one clarification. Doug, you mentioned turnarounds cost you $15-20 million. Was that actual expense of the turnarounds themselves, planned and unplanned? Or does that include the opportunity cost of not being able to crank out some of those co-products?

Doug Pike: Don, that includes the opportunity costs in there.

Don Carson: Right. Okay. Thank you.

Doug Pike: You’re welcome.

Operator: Thank you. And our next question comes from P.J. Juvekar, Smith Barney.

P.J. Juvekar: Yeah. Hi. You know, other companies are reporting increase in export volumes of polyethylene. Traditionally you haven’t been a big exporter. But have you taken part in any export activity?

Dan Smith: Yes, we have. We opportunistically export. You want to expand on that?

Morris Gelb: Yeah, our volumes are up. But, as you noted, the bulk of our export business is to Mexico and South America. We don’t move a lot of material to Asia. I will note, however, that the industry has seen a substantial increase, as you pointed out, in exports. And that’s a positive, because what that means is pricing in Asia has now reached the point where it makes sense for us to be moving product that way. That was not the case a year ago.

Dan Smith: I’ll remind you, the shape of the supply-demand curves around the world — the U.S. had more excess supply as we started this. So as you’ve seen strong economic growth in Asia, you’re pulling more imports in, and the U.S. is the place with the most capacity to support that. That’s why I think you’re seeing more coming from here.

P.J. Juvekar: Right.

Dan Smith: And the Europeans are still disadvantaged by the exchange rate.

P.J. Juvekar: And then on the same point, what’s happening to imports, and especially the bags – something that we have talked about before?

Dan Smith: You know, we don’t spend a lot of time on the bags these days, because, frankly, it’s not that big a deal. We’ve tried to demonstrate it before, that it’s a [inaudible], whatever. But I will answer you directly. Some of the importation of bags has gone back the other way, because the ridiculous economics that were causing that have reversed with the strength in Asia.

P.J. Juvekar: Okay.

Doug Pike: Also P.J., there were places where there were some imports of resins and things. And as prices in Asia have moved up, as Morris said, you see that that incentive is gone now, since prices around the world are equilibrating more. So you’re not seeing those come in.

P.J. Juvekar: Okay.

Dan Smith: I really think it was a dislocation that’s really been corrected.

P.J. Juvekar: And one quick question for Kevin. LCR is running well. You are having record earnings.

Kevin DeNicola: Yeah.

P.J. Juvekar: Any thoughts on refinancing LCR completely and getting your receivables paid?

Kevin DeNicola: Yeah, we always think about it. I mean I think what we said earlier in the conference call is that we’re very pleased with what we were able to do this time around, which was to get something that was more than just a roll-forward. And we got a three-year facility in place. We got better pricing. And that was the right thing to do at this time. We haven’t changed our opinion about what we’d like to do down the line. But this is the right thing to do at this point.

P.J. Juvekar: Right. But that was the bank facility. I am talking about –

Kevin DeNicola: Yeah. I think, like I said, I think we’ll look at other things in the future. But this one was the right thing to do at this point.

P.J. Juvekar: Any – any time? Some time this year? Do you think that’s a possibility, given how well LCR is running?

Kevin DeNicola: No. I don’t have any particular –

Dan Smith: It’s a partnership P.J. You’ve got to have agreement from partners about what you want to do. And when we get to that, we’ll come forward and do the right thing to be done.

P.J. Juvekar: But partners are likely to be more happy when they’re making money.

Kevin DeNicola: Yeah. We’re all happy. I agree with that.

P.J. Juvekar: Okay.

Kevin DeNicola: Yeah.

P.J. Juvekar: Thank you.

Dan Smith: Thank you.

Operator: Thank you. Our next question, Kevin McCarthy, Banc of America.

Kevin McCarthy: Yes, my question relates to MTBE volumes. You know, if I look back, I guess, over the past three years, volumes there have typically risen sequentially by say 60 to 80 million gallons. This quarter they were up 12 million gallons it looks like. And so did the price spike in May back out demands? Or are there other factors that explain the sequential trend there?

Morris Gelb: No. I think what you’ve got to recognize is the market for MTBE has declined, has shrunk significantly.

Kevin McCarthy: Right.

Morris Gelb: And we have quite a bit of flexibility in terms of how much MTBE we can produce. We can bury the ratio of MTBE to PO by a fairly wide margin. Now with a market that has contracted, we don’t want to be pushing material into that market, and taking prices down unnecessarily. So we’re always trying to balance our production with what we see is an optimum in the marketplace. And I think that’s what you’re seeing in those figures.

Kevin McCarthy: Okay. Dan…

Dan Smith: I think the other thing to bear in mind is that the gasoline season has not been a traditional gasoline season, indeed like last year’s has not. We’re seeing very, very strong gasoline from December on. And so some of the seasonal pattern has been blurred, simply because the refining industry has been running so hard throughout this period of time.

Kevin McCarthy: Okay. Dan, I thought I heard you mention that you’d anticipated distribution from Equistar here in the third quarter.

Dan Smith: I did.

Kevin McCarthy: Would you care to hazard a range on how large that could be?

Dan Smith: It would be however large the excess cash from Equistar is on a month-by-month basis as we go forward. And no, I am not going to predict a number right now. But we obviously will tell you as it occurs.

Kevin McCarthy: Okay. Thank you very much.

Dan Smith: Thank you.

Operator: Thank you. And our next question comes from David Silver, J.P. Morgan.

Jeff Zekauskas: Hi. This is Jeff Zekauskas at J.P. Morgan.

Dan Smith: Hi Jeff.

Jeff Zekauskas: Hi. How are you?

Dan Smith: Good.

Jeff Zekauskas: Do you have any plans for your Lake Charles facility over the coming year?

Dan Smith: We have two Lake Charles facilities. Would you like to clarify which you’re talking about?

Jeff Zekauskas: The ethylene asset – polyethylene asset.

Dan Smith: We’re looking at what it would take to restart that facility, so we know. But we’re not taking any other actions beyond that yet. But I think part of the reason for maintaining that in mothball status is as the supply-demand tightens, we need to look at whether or not it will make sense to bring it back up and enjoy the top part of the peak. But it will take some time to do that. So we’ve just started the early looking at how fast we could do it, what it would cost, etc.

And do not take this as an announcement we’re getting ready to restart it. It will be certainly driven by the economics, and the belief in how long a run it could get profitably. And if it looks good, then we would come forward and tell you what we were going to do at that point in time. But no — no plans immediately.

Jeff Zekauskas: You know, you’ve reported very, very strong ethylene/polyethylene volumes at Equistar. And, you know, which is consistent with what other producers have said. Can you talk about how tight the U.S. ethylene market is now, compared to what it was six months ago?

Dan Smith: Well, I think most people would agree it’s running in the 90s. Now the debate is, is it 93, 94, or 91, or whatever. But it’s running pretty tight. The frustrating thing about a commodity market like this is that sometimes it has to run to the last pound before people really understand that it’s that tight, and price accordingly.

So it’s a frustrating zone to go through. But having been through multiple cycles, it’s not unusual. So you don’t rush to relieve the supply side when you’re not getting pricing to justify it. And we’re clearly not getting pricing to justify that. But the volumes are strong.

And we think the pricing will come, because we do not see significant amounts of capacity coming on in time to stop that. So we think we’re headed for that cyclical upturn. It will be jagged, just like downturns are jagged. It’s not going to be a straight line up, just like it wasn’t a straight line down. But, generally, we expect sequential improvement as we move forward from here.

Jeff Zekauskas: And I guess just sort of a last question. Yesterday on Nova’s call, Jeff Lipton announced a large share buyback.

Dan Smith: Mmm-hmm.

Jeff Zekauskas: And, you know, you’re in the process of buying Millennium. And it — it seems a very, very different approach to running the two businesses. Do you have any general comments on that?

Dan Smith: Yeah, we have $7.7 billion of debt when you add Millennium’s debt to ours.

Jeff Zekauskas: Uh-huh.

Dan Smith: We’ve stated that we desire to take $3 billion of that debt off. That’s approximately $300 million a year of before-tax earnings that we can buy, simply by repaying debt. I’ll take that over a share repurchase any day.

Jeff Zekauskas: Okay. Thank you very much.

Dan Smith: Thank you.

Operator: Thank you. And our next question comes from Christopher Miller, J.P. Morgan.

Christopher Miller: Good afternoon. Now you get the bond side of J.P. Morgan.

Dan Smith: Hi Christopher.

Christopher Miller: How are you guys doing?

Dan Smith: Good.

Christopher Miller: Wanted just a little more color in terms of what you’re seeing in styrene prices today, and kind of what your views are out over the third and fourth quarter there? Do you think you’re going to see a pick-up that will help you out-pace some of the raw material cost increases?

Morris Gelb: Well, the raw material cost increases have been dramatic. I mean benzene moving up over a dollar a gallon in the quarter, and we understand that some spot business has been reported in the last couple of days in the $4 a gallon range. So that is a big issue for styrene.

On the other hand, we’ve seen styrene prices moving as well. And particularly in Asia, which historically has been a place we keep our eye on to get a feel for what’s happening to styrene, in the last couple of weeks, styrene has moved up significantly. But it’s a very, very difficult situation. And it’s very difficult for us to predict where we’re going to end up.

The product has a market. There is demand out there. Prices are moving up. But what’s happening in benzene is unprecedented. And so I’m rather hesitant to, as I say, make any predictions here for the third and fourth quarter.

Christopher Miller: Okay.

Dan Smith: I think it could come back though, Morris, if the supply-demand balance around the world is tightening in styrene. So, the ability to get raw material pass-through is better than it would have been a year ago, or two years ago. But I don’t think anybody in their wildest imagination would have forecasted $4 benzene.

Christopher Miller: Right. Okay. And you alluded to it earlier in terms of the difficulties with rail shipments over the last several months. Is there—? Can you give us any sort of quantification of the negative impact that might have had in this quarter? And kind of what you see going out there as well?

Dan Smith: It’s not material.

Doug Pike: Yeah, it hasn’t been material. It’s more of a frustration for the operations and supply chain groups.

Morris Gelb: Yeah, we have to juggle some things around. But, you know, I would point out that’s actually another positive sign. Historically, when you get to this point in the cycle, these kinds of disruptions are what happen.

Christopher Miller: Okay. So you don’t — you don’t view this as much different than what we’ve seen before? I mean obviously when you had some of the big railroad mergers, we had some real issues.

Dan Smith: I think this is different from when UP just couldn’t ship. I think this is a system that is clogged through high capacity. And maybe it could be run more efficiently than it is. But I think it’s largely, as Morris said, that we’ve use up flat capacity in that system as well, and at the time that we’re being taxed.

Doug Pike: Yeah. And through past cycles, Chris, you know, when things tighten up, rail tightening up and these kind of things is typical. It’s one of the early things that you see. And it has, in past cycles, too. You always tend to see the railroad have problems early in the play, as their moved volumes start to pick up.

Dan Smith: But that’s another driver of it. Despite people’s lack of interest in re-stocking, as you have those disruptions in the supply chain, the only answer to that for customers really is to have more inventory, so that they can protect themselves from outages as the rail system and other transportation slows down.

Christopher Miller: Yeah. Okay. And then just a final big picture question. As you’re approaching the completion of the merger with Millennium, you know, there has been speculation out there that potentially you would then look to sell portions of Millennium’s asset base. Is that something you may consider? Is it something - ? Or are you very committed to the full Millennium portfolio?

Dan Smith: Let me state, unequivocally, that rumoring has not come from us.

Christopher Miller: Understood. Would you care to comment on the Millennium portfolio, and your views on it longer-term?

Dan Smith: I think we have several times. We’re pleased with it. We like the structure of the titanium dioxide business. We like the position that Millennium has. Indeed, having visited many of the sites, we like the people, we like the plants. So, I don’t see a reason to go that direction. Now, the flavors and fragrance business, they have been trying to sell. And if they accomplish that before the close occurs, that’s fine. If they don’t, and there is momentum, we may carry on with that. But if the sale does not happen, we’re prepared to run that business as well.

So, I don’t think you ought to look towards big chunks of those assets going to the market. I don’t think it’s appropriate at this point in time. I don’t think you’d be able to make a good deal. And the TiO2 is a nice addition to the portfolio.

Christopher Miller: Okay. Great. I appreciate it. Thanks a lot.

Dan Smith: Thank you.

Operator: Thank you. Our next question comes from Andrew Cash, UBS.

Dan Smith: Hi Andy.

Andrew Cash: Hi Dan. How you doing?

Dan Smith: Good.

Andrew Cash: Just a – if I could, a strategic sort of question. As Millennium comes into the portfolio, presumably Lyondell is clearly going to be up there with the – in the big leagues. And, increasingly, investors are going to look at whether they should buy Dow Chemical or Lyondell. And if you look at the recent performance on a total return basis, including the dividends, it’s a close call. But when you look at the longer-term, Dow has been the clear winner here.

So as investors are contemplating whether or not they should buy Lyondell or Dow, is there something you can point out to them, as to what would be a distinguishing factor going forward? Or should they just buy both of them?

Dan Smith: Yeah, I think there is a distinction factor, Andy. And I’ve touched on it before. Out of the coming upturn, when the cash flow occurs, we’ve been very clear where it goes. We know what happens with that. It’s roughly a 10 percent guaranteed return. And because of our tax loss carry-forward, it’s virtually a 10 percent after-tax for the near future, as we repay that debt.

I don’t think there is anybody else out there who has the volumetric leverage, and the financial leverage that we have, to put those two together. I don’t think there is anybody who can compete with the way we can grow earnings.

Andrew Cash: Good point. If I could ask one other thing, how do you feel about the oil and gas situation versus Dow going forward?

Dan Smith: Well, if you take it from the ethylene side, I’ll go back to Equistar is roughly two-thirds liquid-based ethylene production.

Andrew Cash: Mmm-hmm.

Dan Smith: I don’t spend a lot of time looking at Dow. But I know that they’re well lower than that. I think the natural gas situation in North America is not going to get fixed in the near term. Indeed, in the long-term, I think the way it gets fixed is it becomes a push with the world. And then, when you start comparing that versus Middle East capacity longer-term, I don’t think that’s a good comparison.

But our liquid capacity, because of the co-product credits, and the fact that we’ve always been paying [inaudible] pricing, if you will, for that feedstock, we compete very well in that situation. So I think over the medium term, gas-based producers are going to make out all right, because in a tight supply-demand situation, that rising tide raises all ships.

Andrew Cash: Mmm-hmm.

Dan Smith: But, I think, beyond that, the dislocation of gas pricing in North America is going to be a problem for the industry. Now we’re not immune to that. We certainly have some facilities that are based on natural gas liquids. And we consume natural gas as fuel. But we’re — we’ve going through all that, we like where we end up, and our world competitive position after that.

Andrew Cash: Dan, thanks a lot. And good luck with the Millennium transaction.

Dan Smith: Thank you, Andy.

Operator: Thank you. Our next question comes from Bob Goldberg, Scopus Asset Management.

Dan Smith: Hi Bob.

Bob Goldberg: Good morning. Dan, when benzene started to move up earlier this year with crude oil, it was easy just to blink the two. But now it’s separated. It’s well higher than where it should be, based on crude. Do you think there is a structural issue now with benzene? And is it limiting styrene production? I noticed your styrene production was down 100 million pounds sequentially. Maybe you could comment on how much of that was turnaround versus how much was due to just very high benzene prices, and not running styrene as hard.

Dan Smith: Well, let’s talk about both. Morris and I were talking about the structural aspect of this just before the call. Typically, in past history, benzene would cycle up sequentially, and then get quenched by people starting up HDA units. Those HDA units used to sit there and operate three months a year, six months a year, whatever.

And we don’t seem to be seeing that to the same extent that we’ve seen it in the past run-ups with benzene pricing. And we’re speculating, to some extent, that maybe some of those units have been off-line long enough that they can’t really be started up that well, or maybe have been cannibalized. But at any rate, the usual peach shaving that you see has not been as apparent this time.

So the only answer to that, then, is you’ve got to adjust the demand side, because most of these products cannot stand $4 benzene. So I think you’re seeing on-purpose styrene pullback. But you don’t see it overnight, because people have to work through their logistics and so forth. So they may suck wind for some time before they get the capacity turn-back.

Now, speaking to us, since we don’t have on-purpose, we have co-product, we did trim back our ratios. So we’re making, if you will, as little styrene as we can make at these kinds of benzene prices, consistent with our propylene oxide needs. And we need all the propylene oxide we’ve got. So we’ve adjusted the ratios. We’re at minimum levels.

Morris Gelb: In addition, we had a turnaround, as Doug mentioned, at one of our PO-styrene facilities. So –

Dan Smith: Yeah.

Bob Goldberg: Now as the supply of styrene becomes constricted, doesn’t that imply that you should be able to increase prices?

Morris Gelb: Yeah, and we are, as I said. Prices for styrene are definitely moving up. The question is, are they going to be able to catch benzene? And when are we going to see margin improvement?

Bob Goldberg: The other question is what does it mean for the demand side over time? Isn’t there a threat of substitution?

Morris Gelb: There very well could be. But we don’t think we’re anywhere near those kinds of levels yet. Styrene prices still have some way to go before we start speculating about substitution. It’s a very important product line in the world economy. And we don’t see that changing.

Bob Goldberg: And last question, could you just remind me, Morris, how much styrene do you have? How much capacity do you have now, that is exposed to market prices?

Morris Gelb: It’s about 2 billion, a billion and a half.

Bob Goldberg: 2 billion. Okay. Thanks.

Dan Smith: Thank you.

Operator: Thank you. Our next question comes from Greg Goodnight, UBS.

Dan Smith: Hi Greg.

Greg Goodnight: Hello, gentlemen. A couple questions on the acquisition. Early on you suggested that the synergy possibly would be about $50 million a year with the Millennium acquisition. Have you had a chance to take a look at that? And does that still seem to be a reasonably good number?

Dan Smith: Yeah, Doug actually commented. You probably missed it in his comments – or Kevin did – that we expect that what we told you before is still where we are. If anything, we feel better about that, although the shape of how we achieve it is probably a little different from what we thought going in. But we clearly think that that’s a very do-able level.

Greg Goodnight: Okay. Is that a mid number? Or you think it can possibly be higher than that?

Dan Smith: Yeah, I think it can be higher than that.

Greg Goodnight: Great.

Dan Smith: You know, the way you do these things, if I quote you a higher number, then I’ve got to spend a lot of accounting time to justify it for the next X quarters. So I’d rather we prove to you we’ve got the first piece, and then let you see the rest of it in the earnings as we go forward.

Greg Goodnight: Okay. A second question, would you comment on your cracking rates today? And do you still believe heavy feedstocks are favored through the third quarter?

Morris Gelb: There is no question that heavy feedstocks are favored currently. And we would expect that to continue. We’re running our operation pretty much full. Now, you’ve got to remember that we have had some recent turnaround activity. And there are some other things like that, that influence our current operating rates. The industry, as Dan said, is somewhere in the 90s. But we’re a bit higher than that.

Greg Goodnight: So you – I guess you’re in catch-up mode now. And will that continue through the quarter?

Dan Smith: Well, we’re in catch-up mode. But really, the way I would characterize it is we’re running four liquid crackers as refineries. We’re making gasoline.

Greg Goodnight: Okay. Okay. Last question, LCR – you said has continued to run strong rates. If the current operations continue, could you project 130, 140 million EBITDA for the third quarter?

Dan Smith: I think the way you look at that is – now we don’t spend much time talking about the crude that we buy in addition to the contract. And frankly, over the past years, there wasn’t much reason to talk about it, because its contribution was very small, because the margins in the industry were much lower.

Greg Goodnight: Mmm-hmm.

Dan Smith: But, over the past 6-9 months, the margins available out in the world market are close to the crude supply contract. So that incremental 35,000-40,000 barrels a day of spot crude we’re running is very leveraging. So the answer to your question is if the refining margins stay at that level, yeah, I think you could see that again.

Greg Goodnight: Okay.

Dan Smith: I have no idea if the refining margins can stay at this level.

Doug Pike: Greg, this is Doug. I mean I think you’ve seen, over the past six quarters or so, very solid operations from there. You notice the total crude processing has been very strong. And, aromatics have been strong in the last few quarters. The spot margins that Dan mentioned. So things have come together pretty well for us.

Greg Goodnight: Okay.

Doug Pike: And the main thing is operations have been good.

Dan Smith: And the people in operations are doing a great job. I mean their reliability, their safety, their efficiency, have all been just top notch. We’re very proud of their accomplishments there.

Greg Goodnight: Okay.

Dan Smith: It’s been very important, because of this environment.

Greg Goodnight: There is no inkling of any PDVSA crude curtailment in the near future?

Dan Smith: Not that I am aware of.

Greg Goodnight: Okay. That – that’s all.

Dan Smith: I think any oil producer in the world is trying to produce relatively all out, and make all the money it can.

Greg Goodnight: I would imagine. Thank you, gentlemen.

Dan Smith: Thank you.

Operator: Thank you. Our next question comes from Bill Young, First Boston.

Dan Smith: Hi Bill.

Bill Young: Hi, gentlemen. Dan you mentioned a minute ago that you’re running your crackers as gasoline refineries. What would happen if crude oil dropped to $35 or $34, and the gasoline market maybe loosened up a bit. You’d obviously give up on some sides, like MTBE and the co-products. But you’d gain on cheaper feedstocks for some of your other materials, like propylene oxide or polyethylene. How would this balance out in the end as far as you’re concerned?

Dan Smith: Well, I think you’re mixing two different concepts there, Bill. First of all, one of the nice things about running these liquid crackers is the fuel market doesn’t always correspond to the chemical market. So what we have here is a strengthening chemical market, where supply/demand is getting tighter. And, therefore, you would expect pricing to move up, margins to expand.

Concomitant with that, we have a fuel market that’s extraordinarily strong. So the co-products that go into the fuel market have enjoyed that great amount of leverage. If the fuel markets cooled off, then the straightforward thing that happens is your gasoline co-products would go down in value. But your feedstock, which is 100 percent of the material going in, rather than a partial amount with gasoline, goes down.

So, I would think that because you have a backdrop of strengthening chemical markets, the scenario you describe would be net positive and strongly so for us. And then I also think that would be the trigger for inventory building.

Bill Young: Right. Right. Well, I think you paraphrased my question pretty well. But here is what I am getting at. In the past, once the feedstock costs have dropped, you’ve got a temporary blip in margins. But then it kind of reverted to what it might have been anyhow. And that’s not to say it’s not going to go up. But you might have a temporary blip, that’s going to disappear after the markets equilibrate. And then you’ll see an upward bias with supply and demand from there. Do you think that’s a reasonable cycle analysis?

Dan Smith: That’s possible. It might be a big blip. But also, I would tell you that as the markets continue to strengthen, I think the pricing is going to be more driven by the scarcity of supply, rather than a fuel push. This business of we’re in these businesses as a public service has got to stop. I mean we don’t belong to be here just to pass along fuel costs to people. We’re providing products that have value and use. And as the supply-demand tightens, we expect to be paid for that, regardless of what our feedstock costs are.

Bill Young: Okay. One last question, you said the railroad situation hasn’t really had much of an impact on your financial statements. Do you think it’s causing customers to double order, particularly in products like polyethylene, where you might have to settle with a correction a little later on?

Doug Pike: This is Doug, Bill. You know, we have certainly seen some situations where people, customers, have had to make adjustments because delivery times have been longer and they’ve had to step in and make some adjustments on their side just as we have on our side.

Dan Smith: So, relatively minor, not doubling, no. We lost, we think, some business out of one of our polyethylene facilities simply because we were clogged up and couldn’t get it out. But it was not a huge number. It’s an irritant and it’s an irritant for our customers and we work around it. There have been some truck shipments to replace hopper cars that couldn’t get there. But, again, it’s a symptom; it’s not a huge disease at this point in time.

Bill Young: Okay. Great. Thank you.

Operator: Thank you. And our next question comes from Cheryl Van Winkle, independent. You may go ahead.

Cheryl Van Winkle: Hi. I was calling with a couple questions. First, could you tell us running with all the capacity that you can on the naphtha and heavy feeds, how much benzene and how much toluene do you typically produce in a year?

Doug Pike: You know, I don’t recall those numbers right off the top of my head. What I would refer you to, though, is we have a data book on our web site, which has all our capacities by product for each of the companies. And I think that could give you a good source of it. I apologize, but I don’t have that at my fingertips right now.

Cheryl Van Winkle: Okay. I didn’t remember that it was in there, but I’ll take a second look.

Doug Pike: Yes, in fact we just put out a new data book just in the last few weeks and updated it for last year. So everything’s current and all those capacities are there. You could look also — Equistar and the refinery are both producers.

Dan Smith: But we don’t seem to be very responsive there, but I would remind you that benzene’s may be about a 3.5 percent, 4 percent yield by weight with the liquid crackers. So it’s not one we spend a lot of time focusing on the volumetrics. If you don’t find it, give us a call back and we’ll dig the number out for you.

Cheryl Van Winkle: Okay. And then also I assume that right now you’re running everything you can on the heavy feeds within your capacity. Is that correct?

Dan Smith: Let me say it differently, we optimize our feed slate and our crackers on basically a daily basis. So to make the generalization that you’re running everything on heavy, there are lots of heavies out there. And there’s a lot of price variation in them. There’s a lot of yield variation in them. So this is a giant jigsaw puzzle that you run by when you’re programming. And we move the feeds around to achieve the optimum slate in all of the liquid crackers. And we do that on a very, very frequent basis. And the yield is dollars, not pounds. This is all done to optimize and maximize the dollars.

Cheryl Van Winkle: I guess what I was trying to get at is, as opposed to running your swing capacity on ethane and natural gas-based feedstocks.

Dan Smith: We’re maxed pretty much on the heavies. There may be occasions where you have a spot in the unit that is not being filled out that you can sneak some propane, butane or ethane in and get more capacity while not hurting the liquid throughput. These are complex plants and the mechanics of them work sometimes if you load them up with heavy you may end up with light ends area with excess capacity that you can add to and not cost yourself any heavy.

Cheryl Van Winkle: Okay. Yes. I’m looking for more like, as a generalization, when is the last time you’d say you had the swing plants running mostly on the natural gas feedstock slate?

Doug Pike: There’ve been some short periods over the last few years where the feedstock has become lighter, Cheryl. But, I would say, for the most part, you know, the incremental decision has been to — the best economics has been to run a heavy feed slate. Now the advantage has been fairly small while we’ve been in a low operating rate environment and an industry trough. But we’re seeing that advantage come back. A classic example is the five cents in June versus three on average for the quarter. So now you’re seeing these things open up as supply-demand tightens.

Dan Smith: [Inaudible] co-product credit, not feedstock dropping off because [inaudible] actually became stronger during that period of time.

Cheryl Van Winkle: Right. Right. And so the last time — so it was like more than two years ago the last time that you...

Doug Pike: I would say that there’s never been a prolonged period, but at any given time there’s been a month here or a month there where we’ve certainly have lightened up the feed slate where, you know, the economics and the models would tell us to do that. But in general, it’s been a heavier feed slight.

Dan Smith: If you go back month-by-month, which is about as you can find the date of the slight. There are periods that ethane cracking has been slightly advantaged to liquids. And when you get in one of those zones we move out and we start purchasing ethane. And, you know what, at our size when we start purchasing ethane the price goes up. And, so then you move back to where it’s advantage to crack the liquid. But when you were in a very sloppy market over the last three years the advantage for liquids was not as pronounced as it has been over longer periods of time. As you move to tie your supply to demand, history would dictate that that advantage opens up because the supply-demand is usually not in just ethylene, it’s in all the other products as well. And so your co-product credits grow as you move into that stronger market and therefore your advantage for liquids grows.

Cheryl Van Winkle: Okay. Okay. And then just on TDI you said that volumes are up. Could you tell us about how much they were up year-over-year in the second quarter?

Doug Pike: I think what we said in TDI, is that TDI has seen cost pressure; raw material costs have been up. One of the raw materials is toluene so that’s an aromatic and all the aromatics have been moving up much like benzene. So I think that was the comment that we made, Cheryl.

Cheryl Van Winkle: I’m sorry. I thought...

Morris Gelb: But there has been volume growth in the TDI business and demand growth. Urethanes, in general, have seen some significant demand growth thus far this year.

Cheryl Van Winkle: So in the second quarter are we talking about 5 percent to 6 percent kind of demand growth or more or less?

Morris Gelb: On an industry basis I don’t have those numbers in front of me. But the urethanes are up in that range, 5 percent or 6 percent.

Doug Pike: Well, I think maybe the best measure is if we look at the first half of this year to first half of last year, the whole PO and PO derivative area had about a 14 percent growth. So, I mean there’s very strong year-on-year volume growth in those areas.

Cheryl Van Winkle: And is that, sort of, the second quarter similar to the first quarter in that respect?

Doug Pike: Well that was a first half, that was the full first half. It’s a little difficult sometimes to use last year’s second quarter to this year’s second quarter because last year’s second quarter was impacted so much by Iraq and SARS and things. And chemical volumes were typically somewhat low. So I think a good comparison is first half of last year to first half of this year. And then I think a good comparison is things have been pretty steady and growing. And volumes, and basically across chemical chains have been doing quite well.

Cheryl Van Winkle: Okay. Okay. Thank you.

Operator: Thank you. And our next question comes from David Troyer, CSFB.

David Troyer: Hi, Dan. It’s already been answered. Thank you.

Dan Smith: Thank you.

Operator: Thank you. And our next question comes from John Roberts, Buckingham.

John Roberts: Good afternoon, guys. It’s been so long since we’ve had a distribution out of Equistar, what’s the formula or how should we think, you know, if Equistar did $176 million EBITDA again in the third quarter do we look to that quarter? Do we look to the prior quarter? What’s the thought process in terms of what the distribution would be, without giving us a number, just...

Dan Smith: I’ll just walk you through the way that we did it and we’ve almost forgotten how, because I think the last distribution we made was August of 2000. But basically on a month-by-month basis as we close the books and look at the cash position, then I check with the financial folks, the operating folks, we look at the cash needs over the next month, the shape of the business over the next month, where our working capital is et cetera, et cetera, and determine how much cash, if any, we should leave on the balance sheet as excess and whatever we don’t think we need to retain in the business is then dividended. And that decision rests with me as the CEO with the fiduciary responsibility for Equistar. So, all we’re telling you is that the second quarter results passed that trigger point where we meet the multiple tests for the trailing 12 months in order to get us to the point that we can dividend without incurring what we call penalty interest in the bond indentures. And, as we do that, we will be looking at the shape of the business and the idea is if it’s excess it doesn’t do any good to leave it on the Equistar balance sheet. We ought to put it to use and de-lever, whether that’s de-levering at Lyondell or de-levering at Millennium.

Now true enough, at some point in time, through this we’ll also want to de-lever the Equistar balance sheet. But if I look at where the numbers need to go, just in very round numbers, I’d say we probably need about a half billion in retired at Equistar, about half billion at Millennium and about two billion at Lyondell. So I think what you’re going to see, and we’ve described this before, is we will, as the cycle improves and that cash comes out of Equistar, it will preferentially go up to the Lyondell and Millennium balance sheet first and then later in the cycle we’ll trim the Equistar as well. And, indeed, if you look at the maturities and the bulk in call debt and everything else it’s stacked up that way.

So, I think if you look at the shape of the business you can try to calculate in your own estimates what you expect that cash is going to be. But we’re not going to be holding a huge balance of cash at Equistar because, frankly, we’ve already chewed up a big chunk in working capital, the pricing is very high right now. And we don’t see consuming a whole lot more in working capital. Indeed, we think these levels probably will carry us through most situations. We still have plenty of room in our asset-backed facility for variations month-to-month. So we expect to start flowing that cash really very soon.

John Roberts: So, once we get into the distributions they’re pretty much going to track the EBITDA numbers without any major capital programs at Equistar.

Dan Smith: I wouldn’t be that simplistic.

John Roberts: Okay.

Dan Smith: I think it’s best for you to wait and see how they come out. I’d go back again to you’re passing judgment on cash need versus cash favorability, and the delta gets dividended.

John Roberts: Secondly, I don’t know if you said it, but are you going to be running PO-MTBE harder or POSM harder here in the third quarter?

Morris Gelb: Well, right now we’re running our PO system essentially full. And what we’re trying to do is adjust the ratios on the co-products to conform, as I said, to market conditions. If we can move more MTBE profitably we certainly will take that opportunity. If we can move more styrene profitably, we’ll do that as well.

John Roberts: Okay. Thanks.

Operator: Thank you. Our next question comes from Les Ravitz, John Levin.

Les Ravitz: Good morning, guys. Two quick questions, one, Kevin, help me with maturities at Lyondell. Is there a significant amount of debt you can buy in this quickly?

Kevin DeNicola: This quickly, yes, I mean, actually I’m trying to think it’s almost a billion dollars, so I think that’s callable now as far as May 1 was concerned. So, yes, we’ve got — and, again, that was the way we tried to create the flexibility in what we did on some of the terming out of that debt so that we would have that flexibility to meet, you know, when we had the cash available for repayments. So, yes, we’ve got the ability to get to the debt. There, obviously, is a call premium that has to be paid, which declines over time. But, we’ve factored that in as well.

Les Ravitz: Okay. And one more question on that and that is how much cash do you think you need to keep at the current level?

Kevin DeNicola: That’s a very good question. I mean I think that we’ve worked on a process over the past that said we need to maintain liquidity and we’ve obviously kept this, we’ve actually built it, if you look at it, over the last year or so, we’ve actually built $100 million additional cash.

Les Ravitz: I know.

Kevin DeNicola: Yes, I know you know. And so do our bond holders. And that’s the balancing act. But I think the most important message we have here is we’re generating the excess cash out of Equistar, which was the driver. We can take that cash and put it to debt repayment. And then I think we have to balance what people feel about different things. What we feel about where the businesses are going and what other people do as well, about what we do with that liquidity. But, obviously, we’re moving closer to a point where we feel like we can reduce the overall level of cash there. But we’re not at that point just yet.

Dan Smith: I know what you’re asking, Les. We’re sitting on top of $400 million-plus cash at the Lyondell level and a 350 revolver in an improving market doesn’t make sense. And we agree with that. But it’s been so recent that we came out of the zones where people were focused first and foremost, if the world is coming to an end next month how are you going to survive? And it’s that mentality that has to move so that bondholders, shareholders, rating agencies are all comfortable that we’re moving in the right direction. And that’s a judgment call. And as we get to that point we will be taking that cash that we’re holding on the balance sheet direct to that repayment just as we’re going to be taking this incremental Equistar cash flow at debt repayment. So I think it’s a month-by-month, quarter-by-quarter view as we move on from here. And it’s really going to be a market view as much as anything else. We’ve been very conservative on liquidity because we wanted to be able to prove to all of you that we had to protect it one way or the other. And we intend to keep you there. But I do think that the zone’s moving and we will be using that cash in the future.

Les Ravitz: One last quickie, did you reduce your polymer inventories during the quarter — volumes?

Doug Pike: Well, you know, we dropped the overall working capital down a couple days at each of the businesses. And I’m trying to recall if polymers have been pretty low and I’m trying to recall, I don’t remember if we specifically dropped the polymer inventory or not, Les. But as we’ve said, you know, we’ve kept these metrics down awfully low and we did make another reduction during this quarter.

Dan Smith: We think we’re about the right place since we’ve got our sales people screaming that they don’t have enough inventory to do the business. So, that’s the dynamic tension we want to maintain to keep your working capital low.

Les Ravitz: Thanks.

Operator: Thank you. And our next question comes from Tuan Pham, Banc of America.

Tuan Pham: Hi. It’s Tuan actually. But, just actually following on on the debt reduction question, the $2 billion at Lyondell, 500 at Millennium, and 500 at Equistar, it’s not necessarily in that order sequentially.

Dan Smith: No. No. No. I think what you look at is you look at maturity or ability to get to debt et cetera, et cetera. And if you look at the Millennium balance sheet I think they’ve got a chunk of debt coming due in ’06.

Kevin DeNicola: And it’s not callable debt.

Dan Smith: And so, since it’s not callable you build the cash to get there, it’s probably you’re going to have to do some of that. Lyondell we set ourselves up so that we had huge chunks that we could call early. Now it costs money to call it early. But we have the billion and then behind that we’ve got another 900 million, but sequentially you can get to it. So, those are set up well. And then Equistar has maturities later again. So you would think that the logical thing is for the cash to flow and to de-lever ones where you can get to the debt sooner and then the Equistar you can’t get to quite as soon. And you do it in motion there. But if there’ll be some periods that we’ll probably take in debt in all three places out.

Tuan Pham: Sure. And then, also, I was wondering that the reduction assumed [inaudible] are including operating lease et cetera in that balance?

Dan Smith: I’m sorry you faded out there.

Tuan Pham: Just with regard to say specifically Millennium they’re carrying about 140 million of operating leases, would that 500 million number include that 140 million? Or would you just...

Doug Pike: Yes. But, it may be a little bit ahead of us I mean you know they have a $500 million maturity in ‘06 and as we look at things I think, you know, we’ve always said, well, not always, but since we’ve gone into this we’ve said if we can get $2 billion at Lyondell and half a billion there and some at Equistar, another half a billion, that would be three. It seems to fit together and it’s right in line with the $2 billion target that we talked about pre the merger.

Dan Smith: And then if you want to stay with that thought process again we’re just not talking about the mechanics of how you get that out of there. Then obviously you’ve got a re-optimization of your whole debt portfolio at some point there as well. So you’re getting into nuances with operating lease I think at that point in time. The main thing that we’re focused on is get the debt out and then you’ve got a lot more opportunities to do things better.

Tuan Pham: Yes, there just seems to be quite a disconnect in our market right now where I did the valuations, apple structures. But just also I’m wondering with regard to the S-4 statement I think Kevin said that that’s really the only remaining regulatory hurdle. I’m just wondering what specifically in the S-4 needs [inaudible].

Morris Gelb: I mean there’s nothing specific. I mean I think we’re just finishing up the last stage of this thing. We’re very close. And I think we’re going to be filing it very soon.

Tuan Pham: Okay. And then also on an operating question just regarding the iso-butene version, I was wondering if you could maybe elaborate on the chemistry there and then any sort of transportation bottlenecks perhaps.

Morris Gelb: I don’t think there’ll be any transportation bottlenecks. Iso-butene is really a precursor to iso-butane. If you hydrogenate iso-butene you make ISA butane. And what we’re saying is we believe we’ve identified an opportunity to stop that production process at the iso-butene stage.

Tuan Pham: Okay. And as far as regulatory approval is there anything in that front to talk about?

Dan Smith: No. You’re talking about gasoline.

Doug Pike: These are standard materials that you find in gasoline today, Tuan.

Dan Smith: And these would be fungible by pipeline et cetera, et cetera. Unlike ethanol, you don’t have to go build a new infrastructure. You just put it in the gasoline and it will ship anywhere. And it’s kind of middle of the boiling range and high octane, not nearly as good for air quality, economics or anything else as MTBE, but in this politically-charged environment, it’s a nice alternative, much cheaper capital costs.

Tuan Pham: Okay. That’s all I had. Thank you.

Operator: Thank you. And our next question comes from Ken Copley, Principal Global.

Ken Copley: Hi. I’ve got a real quick question for you and I apologize if you already elaborated on it. But the $3 billion of debt reduction, over what time period do you think you’ll be able to accomplish that roughly?

Dan Smith: Well, over the first $3 billion of cash flow that we get.

Ken Copley: Okay. That’s it.

Dan Smith: If I could predict the shape of the recovery and exactly when it was going to happen I probably wouldn’t be sitting here. But, obviously, we think we’re moving in that zone. And we’ve tried to prescribe historically what’s happened in past cycles. And, I think the last time we did that if you had a up year like the peak year in the ’94, ’95 timeframe or like the peak year in the ’88, ’89 timeframe, we would expect in that one year to free north of $2 billion of cash. You go through the volumetric leverage and look at where prices move and where margins move. You can get a big chunk of that very quickly. Now, when we’re sitting here at the zone we’re in now with our heads barely above water it’s difficult for any of us to seriously contemplate $2 billion of free cash flow in one year, but it will come. And all we’re telling you is, you don’t have to worry about what we’re going to do with it. So the faster it comes, the happier we’ll all be. If it takes longer, it’ll take longer, but we’ll still get to the same place.

Realistically, I would tell you though in the next two to three years I would expect we have basically gotten there unless the economy behaves much differently from what anybody’s expecting.

Ken Copley: Thank you.

Operator: Thank you. And our next question comes from Andy Parr, Andover Capital.

Andy Parr: Two quick questions, first up, what was the actual negative impact to the refinery in terms of dollars during the quarter? I know you shared that number

Doug Pike: From the weather damage, the stack damage? That was less than 10.

Andy Parr: I guess it’s nice to actually be talking about distributions again. I guess my question is if I don’t recall — if I do recall, excuse me, it’s a 225 interest test for — to allow the distribution to happen, is that right?

Dan Smith: No, it’s 175.

Kevin DeNicola: 1.75 times.

Andy Parr: And does the accounts receivable facility balance play into that at all, or is it just a straight interest coverage test?

Kevin DeNicola: Interest coverage.

Andy Parr: Great. Thanks, guys.

Operator: Thank you. Once again, if you would like to ask a question, please press *1.

And our next question comes from Christopher Miller, JP Morgan.

Christopher Miller: Just a follow up, I know you’ve covered this in previous presentations, but the question comes up a lot. Going to the example of a flow of $1 of distributions from Equistar, you touched on the 1.75 interest test at Equistar to avoid the penalty interest, how that relates then, you know, call it 29.5 percent that goes to Millennium, what at this point prevents you from dividended up out of Millennium to Lyondell?

Dan Smith: Well, Millennium has a basket test and their bond indentures that restricts payment of dividends, which I think if you go back is why they discontinued their dividend to shareholders. That will remain. So, what you have to do basically is rebuild that basket first before you can dividend out of Millennium. So, when we went through all this in our analysis we said well, yes, that’s an impediment, but when you look at the capital structure you need to de-lever that balance sheet anyway. So if you look at the way cash flows that 29.5 percent as it flows through there rebuilds the basket, builds the cash to repay the debt with 70.5 percent coming to Lyondell and then eventually it flows on from Millennium, as well. But it acts just like it has been acting out of the 29.5 percent will flow in there, along with earnings from the rest of their businesses, you’ll rebuild the basket. Once the basket is rebuilt then you can dividend out of there. But always bear in mind that you’re trying to accumulate about $500 million of debt repayment in there as well. So it’s just by happenstance it works out pretty nicely.

Christopher Miller: I appreciate that. Thank you.

Operator: Thank you. And our next question comes from JT Baldoni of Deutsche Bank.

TJ Baldoni: Hi, it’s TJ. With respect to the basket at Millennium could you tell us, you know, where it stands, how negative it is?

Kevin DeNicola: No, and again, we haven’t closed the transaction so I think there’s some questions that are more appropriate if you’d ask them. But I think we have always told you that I think you read their disclosures that there’s a way to infer that, but they have never announced it either. And we’re not in a position to do that as well.

TJ Baldoni: Okay. And thinking about the cash that could come out of Equistar, you commented about working capital, there’s also a sizable cash balance. When you’re making this distribution would there be any scenario where you would actually draw down on credit facilities to make it thinking you’ll get some of it back from working capital later?

Dan Smith: No, I don’t think you’ll ever see us do that. I think that would be imprudent.

Kevin DeNicola: And the working capital facility that’s in place is designed to ebb and flow essentially with the volumes and pricing of the different materials so it’s actually well designed to manage that piece, that’s why we put it in place to replace the old kind of revolver that was in there.

TJ Baldoni: All right. Great. Thank you. That’s all I had.

Operator: Thank you. Mr. Pike, at this time, sir, I show no further questions. I would like to turn the meeting back over to you for any closing remarks or final comments.

Dan Smith: Well, I’ll make the closing remarks, this is Dan. We appreciate your interest. We appreciate your support. Apparently the last three years have not been fun for anybody. It’s not time to celebrate yet. But things are moving, I think, strongly in the right direction. We clearly have a trend here and we intend to make all of it that we can to benefit all of you. So, again, we thank you for your interest.

Operator: I would like to thank everyone for participating in today’s teleconference call and have a great day.